VIA EDGAR

March 8, 2019

Re:	Acceleration Request for frontdoor, inc.
Registration Statement on Form S-1 (File No. 333-230015)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sara von Althann

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, frontdoor, inc., that effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m., Washington, D.C. time, on March 12, 2019, or as soon as practicable thereafter.

Please call me at (212) 455-3352 with any questions.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach

FRONTDOOR, INC.

150 Peabody Place

Memphis, Tennessee 38103

March 8, 2019

VIA EDGAR

Re:	frontdoor, inc.
Registration Statement on Form S-1 (File No. 333-230015)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Sara von Althann

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, frontdoor, inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Washington, D.C. time, on March 12, 2019, or as soon as practicable thereafter.

If you require any additional information with respect to this letter, please contact Kenneth B. Wallach (212-455-3352) of Simpson Thacher & Bartlett LLP.

Very truly yours,

FRONTDOOR, INC.

By:	/s/ Jeffrey A. Fiarman
	Name:	Jeffrey A. Fiarman
	Title:	Senior Vice President, General
Counsel and Secretary